Exhibit 11-1

THE NAVIGATORS GROUP, INC. AND SUBSIDIARIES

Computation of Per Share Earnings

The following table presents the computation of basic and diluted earnings per share for the three and six months ended June 30, 2013 and 2012:

	Three Months Ended June 30,		Six Months Ended June 30,
In thousands, except share and per share amounts	2013	2012	2013	2012
Net income (loss)	$13,937	$14,899	$27,847	$22,803
Basic weighted average shares	14,131,422	14,006,361	14,108,747	13,992,901
Effect of common stock equivalents:
Assumed exercise of stock options and vesting of stock grants	296,695	202,398	325,485	253,046

Diluted weighted average shares	14,428,117	14,208,759	14,434,232	14,245,947
Net income (loss) per common share:
Basic	$0.99	$1.06	$1.97	$1.63

Diluted	$0.97	$1.05	$1.93	$1.60